Exhibit (a)(1)(H)

 June __, 2012

Armor Defense Systems, Inc.

202 Champions Point Way

Cary, North Carolina 27513

(919) 389-8321

Dales S. Scales, Chief Executive Officer

To Our Shareholders:

As described in the enclosed materials, Armor Defense Systems, Inc. ("Armor Defense Systems") is offering to purchase up to $1,542,441.38 in value of shares of its common stock, or a lower amount depending on the number of shares that are properly tendered.

If you do not wish to participate in the tender offer, you do not need to take any action.

We explain the terms and conditions of the tender offer in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the tender offer.

The Board of Directors of Armor Defense Systems has approved the tender offer. However, neither Armor Defense Systems nor its Board of Directors make any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you wish to tender your shares. Armor Defense Systems's directors and executive officers have advised Armor Defense Systems that they plan on tendering all their shares in the tender offer.

The tender offer will expire at 5:00 p.m., New York City time, on July 27, 2012, unless Armor Defense Systems extends the tender offer.

Sincerely,
/s/ Dales S. Scales

Dales S. Scales Chief Executive Officer

Exhibit (a)(1)(H)